FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2006

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Business House F, Level 2

RBS, Gogarburn, P O Box 1000

Edinburgh EH12 1HQ, DEPOT CODE: 045

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

THE ROYAL BANK OF SCOTLAND GROUP plc

THE ROYAL BANK OF SCOTLAND GROUP plc

2006 FIRST HALF HIGHLIGHTS

•	Income up 10% to £13,642 million.

•	Group operating profit* up 15% to £4,603 million.

•	Profit before tax up 23% to £4,511 million.

•	Profit after tax up 21% to £3,124 million.

•	Basic earnings per ordinary share up 17% to 93.1p.

•	Adjusted earnings per ordinary share up 10% to 95.2p.

•	Interim dividend 24.2p, representing one third of last year’s total dividend.

•	Customer growth in all divisions.

•	Average loans and advances to customers up 17%.

•	Average customer deposits up 14%.

•	UK income up 7% to £9,821 million.

•	International income up 17% to £3,821 million.

•	Cost:income ratio down to 41.9% from 42.2%.

•	Overall credit quality strong.

•	Tier 1 capital ratio stable at 7.6%.

•	Total capital ratio up to 11.9%.

•	£800 million share buyback in the second half.

*	profit before tax, purchased intangibles amortisation and integration costs.

THE ROYAL BANK OF SCOTLAND GROUP plc

RESULTS SUMMARY

	First half	First half	Full year
	2006 £m	2005 £m	Increase £m	2005 £m
Total income (1)	13,642	12,454	1,188	25,569

Operating expenses (2)	5,948	5,485	463	11,298

Operating profit before impairment losses (1,2)	5,490	4,847	643	9,958

Group operating profit (3)	4,603	4,000	603	8,251

Purchased intangibles amortization	49	42	7	97

Integration costs	43	281	(238)	458

Net gain on sale of strategic investments and subsidiaries	—	—	—	240

Profit before tax	4,511	3,677	834	7,936

Cost:income ratio (4)	41.9%	42.2%		42.4%

Basic earnings per ordinary share	93.1p	79.5p	13.6p	169.4p

Adjusted earnings per ordinary share (5)	95.2p	86.5p	8.7p	175.9p

(1)	excluding gain on sale of strategic investments.
(2)	excluding purchased intangibles amortisation, integration costs and loss on sale of subsidiaries.
(3)	profit before purchased intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries.
(4)	the cost:income ratio is based on total income and operating expenses as defined in (1) and (2) above, and after netting operating lease depreciation against rental income.
(5)	adjusted earnings per ordinary share is based on earnings adjusted for purchased intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries.

Sir Fred Goodwin, Group Chief Executive, said:

“We have always placed great emphasis on organic income growth, operating efficiency and risk management, and these are again visible hallmarks of the Group’s results. When coupled with growing customer numbers, increasing geographic diversity and strong capital discipline, the results demonstrate the strength of our business model for market conditions now, and its sustainability in the future”.

THE ROYAL BANK OF SCOTLAND GROUP plc

GROUP CHIEF EXECUTIVE’S REVIEW

Strong income growth, combined with disciplined control of both costs and credit quality, has enabled us to deliver another excellent set of results, with Group operating profit increasing by 15% to £4,603 million in the first half of 2006. Basic earnings per share increased by 17% to 93.1p and adjusted earnings per share by 10% to 95.2p.

Income increased by 10% to £13,642 million, maintaining the momentum that has been generated over the last five years; the growth is entirely organic demonstrating the strength of our business platform. All divisions have grown their income in challenging trading conditions, with particularly strong performances from Corporate Markets, Ulster Bank and Wealth Management. 46% of our income growth in the first half came from outwith the UK which underlines the growing importance of our international business. The Group net interest margin was 2.45%, down slightly from 2.50% in the second half of 2005.

Expense control has been excellent, with the Group cost:income ratio falling to 41.9%, from 42.4% for the full year in 2005. This result shows the success of our Manufacturing model, which has harnessed the benefits of scale and specialisation to achieve enhanced efficiency while the Group continues to invest in growth opportunities and in customer service improvements. Manufacturing costs increased by only 3%.

Our credit metrics remain strong, with the impairment charge as a percentage of loans and advances falling slightly. This performance reflects the continuation of good credit conditions in the corporate sector, offset by a further rise in provisions for personal lending. We have achieved strong growth in both average lending, up 17%, and average deposits, up 14%. Average risk-weighted assets, however, have grown by just 12%, reflecting careful balance sheet management, including a number of securitisations. Internal capital generation continues to support asset growth, investment in a range of profitable growth opportunities and the return of capital to shareholders, while also enabling us to hold our Tier 1 ratio steady at 7.6%. We have also improved our return on equity to 18.5%.

We continue to make good progress in working with Bank of China on various areas of business co-operation, including credit cards, wealth management, corporate banking and general insurance. During the first half of 2006, Bank of China successfully completed IPOs in Hong Kong and Shanghai. The unrealised gain on our investment is not reflected in our consolidated income statement and has no impact on our capital ratios.

In line with our established policy we will be paying an interim dividend representing one third of the previous year’s total dividend. We commenced the £1 billion share buyback programme we announced in February, and by 30 June 2006 had repurchased £200 million of shares.

Our businesses

We continue to manage costs where they arise, with customer-facing divisions controlling their direct expenses while Manufacturing is responsible for shared costs. We do not allocate these shared costs between divisions in the day-to-day management of our business, and the way in which we have presented our financial results reflects this. However, we have shown separately in this announcement an allocation of Manufacturing costs to the customer-facing divisions on a basis we believe to be reasonable.

Corporate Markets has delivered a strong performance in the first half, with operating profit up 21% to £2,719 million. Total income rose by 16% and total expenses by the same percentage. Global Banking & Markets has produced excellent results and is continuing to improve its global platform, with more than 40% of its income coming from outside the UK. UK Corporate Banking has achieved good growth. Credit conditions for Corporate Markets have remained benign, and we have managed our balance sheet carefully, growing average risk-weighted assets by 14% and achieving a small improvement in returns as a percentage of risk-weighted assets.

THE ROYAL BANK OF SCOTLAND GROUP plc

GROUP CHIEF EXECUTIVE’S REVIEW (continued)

Retail Markets has made good progress in rebalancing its activities in line with changing UK customer priorities, achieving a 6% increase in operating profit to £1,262 million, with income up 6% and total expenses up by only 2%. We have optimised our cost base and have used our range of brands to address markets flexibly, achieving good growth in sales of savings products and mortgages to core branch customers. Impairment losses have increased, largely in line with previous growth in unsecured lending. Wealth Management has performed strongly.

Ulster Bank has maintained its strong growth record, with operating profit up 20% to £182 million, benefiting from the continued strength of lending demand in Ireland. We are making good progress with Ulster’s integration onto the Group IT platform.

Citizens’ operating profit rose by 8% to £812 million. Citizens has delivered good growth in business volumes, with especially strong performances in business banking and credit cards, but the flattening of the yield curve and its effects on customer behaviour have led to margin compression.

RBS Insurance maintained its customer base in the competitive UK motor insurance market, and has made further progress in Europe. We have continued to take a disciplined approach to motor insurance pricing to maximise long-term value. Better risk profiling is producing improvements in claims. Operating profit grew by 4% to £349 million.

Manufacturing’s costs increased by just 3% to £1,389 million despite a substantial increase in business supported. We held technology and customer support and operations costs almost flat, but continued to develop the Group’s property portfolio, with investment both in our branch networks and in major business centres in the UK and Asia.

Outlook

The major economies in which we operate continue to cope well with higher energy prices and rising interest rates and we expect them to achieve good growth, close to their long-term trend, over the next year. We have built a strong platform through our range of businesses and through our efficient Manufacturing model, and our priority is to leverage that platform. Our diversity enables us to respond flexibly to changing opportunities and challenges, and we believe that the Group is well positioned to continue to deliver good organic growth.

Sir Fred Goodwin

Group Chief Executive

THE ROYAL BANK OF SCOTLAND GROUP plc

SUMMARY CONSOLIDATED INCOME STATEMENT

FOR THE HALF YEAR ENDED 30 JUNE 2006 (unaudited)

In the income statement set out below, amortisation of purchased intangible assets, integration costs and net gain on sale of strategic investments and subsidiaries are shown separately. In the statutory income statement on page 32, these items are included in non-interest income and operating expenses as appropriate.

	First half 2006 £m		First half 2005 £m		Full year 2005 £m
Net interest income	5,194		4,786		9,918

Non-interest income (excluding insurance net premium income)	5,468		4,839		9,872
Net insurance premium income	2,980		2,829		5,779

Non-interest income	8,448		7,668		15,651

Total income	13,642		12,454		25,569
Operating expenses	5,948		5,485		11,298

Profit before other operating charges	7,694		6,969		14,271
Insurance net claims	2,204		2,122		4,313

Operating profit before impairment losses	5,490		4,847		9,958
Impairment losses	887		847		1,707

Profit before tax, intangible assets amortisation, integration costs and net gain on sale of strategic investments and subsidiaries	4,603		4,000		8,251
Amortisation of purchased intangible assets	49		42		97
Integration costs	43		281		458
Net gain on sale of strategic investments and subsidiaries	—		—		240

Operating profit before tax	4,511		3,677		7,936
Tax	1,387		1,092		2,378

Profit for period	3,124		2,585		5,558
Minority interests	55		34		57
Preference dividends	91		25		109

Profit attributable to ordinary shareholders	2,978		2,526		5,392

Basic earnings per ordinary share (Note 4)	93.1	p	79.5	p	169.4	p

Adjusted earnings per ordinary share (Note 4)	95.2	p	86.5	p	175.9	p

THE ROYAL BANK OF SCOTLAND GROUP plc

FINANCIAL REVIEW

Profit

Profit before tax, purchased intangibles amortisation and integration costs increased by 15% or £603 million, from £4,000 million to £4,603 million.

Profit before tax was up 23%, from £3,677 million to £4,511 million, reflecting strong organic income growth in all divisions and lower integration costs.

Total income

The Group achieved strong growth in income during the first half of 2006. Total income was up 10% or £1,188 million to £13,642 million.

Net interest income increased by 9% to £5,194 million and represents 38% of total income (2005 - 38%). Average loans and advances to customers and average customer deposits grew by 17% and 14% respectively.

Non-interest income increased by 10% to £8,448 million and represents 62% of total income (2005 - 62%).

Net interest margin

The Group’s net interest margin at 2.45% was down from 2.50% in the second half of 2005, due mainly to the business mix effect of growth in corporate and mortgage lending and the impact of the flatter US dollar yield curve.

Operating expenses

Operating expenses, excluding purchased intangibles amortisation and integration costs, rose by 8% to £5,948 million.

Cost:income ratio

The Group’s cost:income ratio was 41.9% compared with 42.2% for the half year in 2005.

Net insurance claims

Bancassurance and general insurance claims, after reinsurance, increased by 4% to £2,204 million reflecting volume growth.

Impairment losses

Impairment losses were £887 million compared with £847 million in 2005, an increase of 5%.

Risk elements in lending and potential problem loans represented 1.64% of gross loans and advances to customers excluding reverse repos at 30 June 2006 (31 December 2005 - 1.60%).

Provision coverage of risk elements in lending and potential problem loans was 63% compared with 65% at 31 December 2005.

Integration

Integration costs were £43 million compared with £281 million in the first half of 2005. Included are costs relating to the integration of First Active and Charter One, which was acquired in August 2004, as well as the amortisation of software costs relating to the integration of Churchill, which was completed in September 2005. In the first half of 2005 integration costs also included £140 million of software costs relating to the acquisition of NatWest which were previously written-off as incurred under UK GAAP but under IFRS were capitalised and amortised. All such software was fully amortised by the end of 2005.

THE ROYAL BANK OF SCOTLAND GROUP plc

FINANCIAL REVIEW (continued)

Earnings and dividends

Basic earnings per ordinary share increased by 17%, from 79.5p to 93.1p. Earnings per ordinary share adjusted for intangibles amortisation and integration costs increased by 10%, from 86.5p to 95.2p.

An interim dividend of 24.2p per ordinary share, representing one third of last year’s total dividend will be paid on 6 October 2006 to shareholders registered on 18 August 2006. The interim dividend is covered 3.9 times by earnings before intangibles amortisation and integration costs.

Balance sheet

Total assets were £839.3 billion at 30 June 2006, 8% higher than total assets of £776.8 billion at 31 December 2005.

Lending to customers at 30 June 2006, excluding repurchase agreements and stock borrowing (‘reverse repos’) increased by 5% or £17.1 billion to £385.5 billion compared with 31 December 2005. Customer deposits, excluding repurchase agreements and stock lending (‘repos’), grew by 6% or £17.5 billion to £311.7 billion in the same six month period.

Lending to customers at 30 June 2006, excluding reverse repos, was 10% or £34.2 billion higher than at 30 June 2005. Customer deposits, excluding repos, were 11% or £32.0 billion higher.

Average loans and advances to customers for the six months to 30 June 2006 increased by 17% or £50.0 billion, to £352.5 billion, compared with the six months to 30 June 2005. Average customer deposits increased by 14% or £34.9 billion over the same period. The increase in average loans and advances to 30 June 2006 is higher than the increase in period-end balances because of the above-trend spike in customer lending at the end of the first half of 2005.

Capital ratios at 30 June 2006 were 7.6% (Tier 1) and 11.9% (Total).

Profitability

The adjusted after-tax return on ordinary equity, which is based on profit attributable to ordinary shareholders before purchased intangibles amortisation and integration costs, and average ordinary equity, was 18.5% compared with 18.2% in the first half of 2005.

RESTATEMENTS

Divisional results for 2005 have been restated to reflect transfers of businesses between divisions in the second half of 2005 and the first half of 2006. These changes do not affect the Group’s results.

In the second half of 2005 the Group adopted the amendment to IAS 39 ‘The Fair Value Option’ issued by the IASB in June 2005 with effect from 1 January 2005. The results for the first half of 2005 have been restated. This restatement reduces Group profit and the Centre by £11 million for the half year ended 30 June 2005.

A divisional analysis of these restatements is set out on pages 53 and 54.

The balance sheet as at 30 June 2005 has been restated to conform to the presentation applied at 31 December 2005.

The cash flow statement for the year ended 31 December 2005 has been restated (see Note 11, page 44).

THE ROYAL BANK OF SCOTLAND GROUP plc

DESCRIPTION OF BUSINESS

Corporate Markets is focused on the provision of debt and risk management services to medium and large businesses and financial institutions in the UK and around the world. Corporate Banking and Financial Markets was renamed Corporate Markets on 1 January 2006 when we reorganised our activities into two businesses, Global Banking & Markets and UK Corporate Banking, in order to enhance our focus on the distinct needs of these two customer segments.

Global Banking & Markets is a leading banking partner to major corporations and financial institutions around the world, providing a full range of debt financing, risk management and investment services to its customers.

UK Corporate Banking is the largest provider of banking, finance and risk management services to UK corporate customers. Through its network of relationship managers across the country it distributes the full range of Corporate Markets’ products and services to companies.

Retail Markets was established in June 2005 to lead co-ordination and delivery of our multi-brand retail strategy across our product range, and comprises Retail Banking, Direct Channels and Wealth Management.

Retail Banking comprises both The Royal Bank of Scotland and NatWest retail brands. It offers a full range of banking products and related financial services to the personal, premium and small business markets (SMEs) through the largest network of branches and ATMs in the UK, as well as through telephone and internet banking. Retail Banking is the UK market leader in small business banking.

Direct Channels (formerly Retail Direct) issues a comprehensive range of credit and charge cards and other financial products through The Royal Bank of Scotland, NatWest and other brands, including MINT, First Active UK and Tesco Personal Finance. It is the leading merchant acquirer in Europe and ranks 4th globally.

Wealth Management provides private banking and investment services to its global clients through Coutts Group, Adam & Company, The Royal Bank of Scotland International and NatWest Offshore.

Ulster Bank, including First Active, provides a comprehensive range of retail and wholesale financial services in Northern Ireland and the Republic of Ireland. Retail Banking has a network of branches throughout Ireland and operates in the personal, commercial and wealth management sectors. Corporate Markets provides a wide range of services in the corporate and institutional markets.

Citizens is engaged in retail and corporate banking activities through its branch network in 13 states in the United States and through non-branch offices in other states. Citizens was ranked the 8th largest commercial banking organisation in the US based on deposits as at 31 March 2006. Citizens Financial Group includes the seven Citizens Banks, Charter One, RBS National Bank, our US credit card business, RBS Lynk, our merchant acquiring business, and Kroger Personal Finance, our credit card joint venture with the second largest US supermarket group.

THE ROYAL BANK OF SCOTLAND GROUP plc

DESCRIPTION OF BUSINESS (continued)

RBS Insurance sells and underwrites retail, SME and wholesale insurance over the telephone and internet, as well as through brokers and partnerships. The Retail Divisions of Direct Line, Churchill and Privilege sell general insurance products direct to the customer. Through its International Division, RBS Insurance sells motor insurance in Spain, Germany and Italy. The Intermediary and Broker Division sells general insurance products through its network of 5,000 independent brokers.

Manufacturing supports the customer-facing businesses and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services.

Manufacturing drives optimum efficiencies and supports income growth across multiple brands and channels by using a single, scalable platform and common processes wherever possible. It also leverages the Group’s purchasing power and has become the centre of excellence for managing large-scale and complex change.

The expenditure incurred by Manufacturing relates to costs principally in respect of the Group’s banking and insurance operations in the UK and Ireland. These costs reflect activities that are shared between the various customer-facing divisions and consequently cannot be directly attributed to individual divisions. Instead, the Group monitors and controls each of its customer-facing divisions on revenue generation and direct costs whilst in Manufacturing such control is exercised through appropriate efficiency measures and targets. For financial reporting purposes the Manufacturing costs have been allocated to the relevant customer-facing divisions on a basis management considers to be reasonable.

The Centre comprises group and corporate functions, such as capital raising, finance, risk management, legal, communications and human resources. The Centre manages the Group’s capital requirements and Group-wide regulatory projects and provides services to the operating divisions.

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVISIONAL PERFORMANCE

The profit before amortisation of purchased intangible assets, integration costs and net gain on sale of strategic investments and subsidiaries and after allocation of Manufacturing costs where appropriate of each division is detailed below. These allocations are shown separately in the results for each division.

	First half 2006 £m	First half 2005 £m	Increase %	Full year 2005 £m
Corporate Markets
- Global Banking & Markets	1,812	1,456	24	3,033
- UK Corporate Banking	907	798	14	1,633
Total Corporate Markets Retail Markets	2,719	2,254	21	4,666
- Retail Banking	864	842	3	1,704
- Direct Channels	219	211	4	515
- Wealth Management	179	141	27	272
Total Retail Markets	1,262	1,194	6	2,491
Ulster Bank	182	152	20	323
Citizens	812	750	8	1,575
RBS Insurance	349	334	4	719
Manufacturing	—	—	—	—
Central items	(721)	(684)	(5)	(1,523)

Group operating profit	4,603	4,000	15	8,251

Risk-weighted assets of each division were as follows:

	30 June 2006 £bn	31 December 2005 £bn	30 June 2005 £bn
Corporate Markets
- Global Banking & Markets	127.7	120.0	121.5
- UK Corporate Banking	88.0	82.6	80.3
Total Corporate Markets Retail Markets	215.7	202.6	201.8
- Retail Banking	52.4	54.0	53.3
- Direct Channels	20.9	20.5	22.0
- Wealth Management	6.6	6.1	6.1
Total Retail Markets	79.9	80.6	81.4
Ulster Bank	26.3	22.4	20.2
Citizens	60.3	61.8	57.8
Other	3.3	3.6	4.7

	385.5	371.0	365.9

THE ROYAL BANK OF SCOTLAND GROUP plc

CORPORATE MARKETS

	First half 2006 £m	First half 2005 £m	Full year 2005 £m
Net interest income from banking activities	1,852	1,688	3,461
Non-interest income	3,109	2,605	5,355

Total income	4,961	4,293	8,816

Direct expenses
- staff costs	1,219	980	2,006
- other	274	254	524
- operating lease depreciation	374	351	733

	1,867	1,585	3,263

Contribution before impairment Losses	3,094	2,708	5,553
Impairment losses	97	185	335

Contribution	2,997	2,523	5,218

Allocation of Manufacturing costs	278	269	552

Operating profit	2,719	2,254	4,666

	£bn	£bn	£bn
Total assets*	470.0	412.9	409.2
Loans and advances to customers - gross*
- banking book	172.1	150.8	158.7
- trading book	11.5	13.9	11.8
Rental assets	13.6	12.4	13.2
Customer deposits*	122.7	108.0	111.1
Risk-weighted assets	215.7	201.8	202.6

*	excluding reverse repos and repos

Corporate Markets was established on 1 January 2006 following the reorganisation of our activities into two businesses, Global Banking & Markets (GBM) and UK Corporate Banking (UKCB).

The GBM and UKCB businesses parallel the Global Banking & Markets and Mid-Corporate and Commercial customer groupings which formed the basis of the presentation of our 2005 full year results. The establishment of these businesses as operating units has entailed some slight differences from that customer segmentation and this is reflected in the presentation of the comparative financial data in this announcement.

Corporate Markets achieved a strong performance in the first half of 2006, with good results across our activities. Total income, after deducting operating lease depreciation, rose by 16% to £4,587 million and operating profit by 21% to £2,719 million. Contribution rose by 19% to £2,997 million.

Corporate Markets is responsible for portfolio and risk management across the GBM and UKCB businesses. We achieved strong growth in average loans and advances, which increased by 22%. Our portfolio is well balanced, and its increasing geographic spread has increased its diversity and so reduced risk, while its distribution by credit grade has remained stable.

Our commercial property portfolio has grown, particularly as a consequence of our expansion in Europe. This is a high quality portfolio; the average loan-to-value ratio of our core UK property portfolio remains unchanged at 65%, while interest cover remains strong. The proportion of this portfolio lent for speculative property development is well under 3%.

THE ROYAL BANK OF SCOTLAND GROUP plc

CORPORATE MARKETS (continued)

We remain a leader in leveraged finance. While the amounts we underwrite have risen substantially, we continue to increase our focus on distribution, resulting in a reduction in the amounts we hold as a proportion of underwriting. Overall leveraged commitments were lower in absolute terms at the end of the first half of 2006 than at the end of 2005, and represented less than 10% of Corporate Markets’ loans and advances.

As a result of careful balance sheet management, including the issue of a £3.5 billion synthetic collateralised loan obligation in June 2006, average risk-weighted assets rose by 14%. Risk-weighted assets at 30 June 2006 increased by 7%, from their above-trend spike in balances at 30 June 2005.

The ratio of income, after deducting operating lease depreciation, to average risk-weighted assets was stable at 4.2%, while the ratio of operating profit to risk-weighted assets improved slightly.

THE ROYAL BANK OF SCOTLAND GROUP plc

CORPORATE MARKETS - GLOBAL BANKING & MARKETS

	First half 2006 £m	First half 2005 £m	Full year 2005 £m
Net interest income from banking activities	796	733	1,486
Net fees and commissions receivable	482	355	781

Income from trading activities	1,211	1,057	1,949

Net income from rental assets (net of related funding costs)	349	296	622
Other operating income (net of related funding costs)	410	282	744

Non-interest income	2,452	1,990	4,096

Total income	3,248	2,723	5,582

Direct expenses
- staff costs	951	740	1,517
- other	189	180	357
- operating lease depreciation	207	190	398

	1,347	1,110	2,272

Contribution before impairment losses	1,901	1,613	3,310
Impairment losses	19	90	139

Contribution	1,882	1,523	3,171

Allocation of Manufacturing costs	70	67	138

Operating profit	1,812	1,456	3,033

	£bn	£bn	£bn
Total assets*	384.3	337.4	330.9
Loans and advances to customers - gross*
- banking book	87.9	76.7	82.0
- trading book	11.5	13.9	11.8
Rental assets	12.0	11.0	11.9
Customer deposits*	48.5	45.6	44.7
Risk-weighted assets	127.7	121.5	120.0

*	excluding reverse repos and repos

Global Banking & Markets delivered another strong performance as it continued to build its position in international financing and risk management markets. Total income, after deducting operating lease depreciation, rose by 20% to £3,041 million, operating profit rose by 24% to £1,812 million and contribution was up by 24% to £1,882 million. Contribution before impairment losses rose by 18% to £1,901 million.

GBM continued to build its market share and improved its rankings in international debt capital markets. We ranked for the first time among the top five bookrunners of all bonds and all loans globally, reflecting our strong performance in arranging bank lending and in sterling, euro and dollar bonds. In the US we became the leading bookrunner of mortgage-backed securities and the second largest bookrunner of asset-backed securities. While our UK activities have performed robustly, the strongest progress has been made in Continental Europe, where income grew by 40% and in North America, where income rose by 22%. More than 40% of GBM’s total income now comes from outside the UK.

THE ROYAL BANK OF SCOTLAND GROUP plc

CORPORATE MARKETS - GLOBAL BANKING & MARKETS (continued)

Net interest income from banking activities rose by 9% to £796 million, representing 25% of total GBM income. Average interest-earning assets increased by 10%, including growth in average loans and advances to customers of 24%. Careful balance sheet management has resulted in a reduction in banking book holdings of low margin debt securities and in interbank lending.

Non-interest income, which accounts for 75% of total GBM income, grew by 23% to £2,452 million. Within this, net fee income rose by 36% to £482 million, driven in part by our leadership of a number of the most significant financings in the UK and Europe. Our strong performance in arranging bonds also contributed to fee income growth.

Income from trading activities increased by 15% to £1,211 million, driven by credit, interest rate and foreign exchange business for our customers. Average trading value-at-risk remained modest at £13 million.

Net income from rental assets (net of related funding costs) grew by 18% to £349 million, reflecting our continuing success in aircraft, train and ship leasing, and property finance. Realisations from our structured finance activities, included in other operating income (net of related funding costs), rose from £282 million to £410 million.

Total expenses, excluding operating lease depreciation, grew by 23% to £1,210 million, reflecting continued investment in extending our geographical footprint and our product range, including the recruitment of new staff in Asia. Variable performance-related compensation, which accounts for over 60% of total staff costs, also contributed to this increase.

Credit metrics remained favourable, resulting in impairment losses net of recoveries of £19 million, compared with £90 million in 2005.

THE ROYAL BANK OF SCOTLAND GROUP plc

CORPORATE MARKETS - UK CORPORATE BANKING

	First half 2006 £m	First half 2005 £m	Full year 2005 £m
Net interest income from banking activities	1,056	955	1,975
Non-interest income	657	615	1,259

Total income	1,713	1,570	3,234

Direct expenses
- staff costs	268	240	489
- other	85	74	167
- operating lease depreciation	167	161	335

	520	475	991

Contribution before impairment losses	1,193	1,095	2,243
Impairment losses	78	95	196

Contribution	1,115	1,000	2,047
Allocation of Manufacturing costs	208	202	414

Operating profit	907	798	1,633

	£bn	£bn	£bn
Total assets*	85.7	75.5	78.3
Loans and advances to customers - gross*	84.2	74.1	76.7
Customer deposits*	74.2	62.4	66.4
Risk-weighted assets	88.0	80.3	82.6

*	excluding reverse repos and repos

UK Corporate Banking produced a strong first half performance with high levels of new business activity across all its operations. Total income grew by 9% to £1,713 million. Operating profit was up 14% to £907 million and contribution rose by 12% to £1,115 million. Contribution before impairment losses increased by 9% to £1,193 million.

Net interest income from banking activities increased by 11% to £1,056 million. Average loans and advances to customers increased by 19%, and we have led a number of the most significant UK financings in the first half of the year. Average customer deposits rose by 22%, with significant inflows into our attractively priced range of deposit products. There has been some pressure on margins resulting from continuing intense competition, notably in the commercial market segment.

Non-interest income rose by 7% to £657 million, with good growth in fees and international trade commissions, and strong cross-sales of interest rate derivative and foreign exchange products.

Total expenses grew by 8% to £728 million, reflecting continued investment in customer-facing staff to support income growth. By moving our Lombard and Invoice Finance teams into the same locations as our commercial and corporate banking operations we have been able to improve delivery of our full range of services to customers. We have also invested in the further development of our electronic banking services.

Impairment losses were 18% lower than in 2005 at £78 million, reflecting the benign economic conditions.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL MARKETS

	First half 2006 £m	First half 2005 £m	Full year 2005 £m
Net interest income	2,296	2,185	4,510
Non-interest income	1,925	1,795	3,714

Total income	4,221	3,980	8,224

Direct expenses
- staff costs	791	743	1,566
- other	414	441	841

	1,205	1,184	2,407

Insurance net claims	242	226	486

Contribution before impairment losses	2,774	2,570	5,331
Impairment losses	680	570	1,185

Contribution	2,094	2,000	4,146
Allocation of Manufacturing costs	832	806	1,655

Operating profit	1,262	1,194	2,491

	£bn	£bn	£bn
Total banking assets	116.4	110.6	114.4
Loans and advances to customers - gross
- mortgages	66.0	62.0	64.6
- personal	21.3	21.4	21.5
- cards	9.3	9.2	9.6
- business	17.7	16.5	16.7
Customer deposits*	109.6	100.6	105.3
Investment management assets - excluding deposits	32.3	28.6	31.4
Risk-weighted assets	79.9	81.4	80.6

*	customer deposits exclude bancassurance.

Total income increased by 6% to £4,221 million and operating profit by 6% to £1,262 million, with good discipline on costs helping to offset higher impairment losses on unsecured lending. Contribution increased by 5% to £2,094 million, and contribution before impairment losses by 8% to £2,774 million.

We have continued to make good progress with our strategy of focusing on sales of savings and investment products, while carefully managing lending growth. Customer recruitment has been centred on our branch channels, where we have achieved good growth in savings accounts while maintaining the trend of growth in current accounts. Our commitment to customer service, through the largest network of branches and ATMs in the UK, is reflected in our excellent customer satisfaction ratings. Good service quality has also helped us to achieve strong growth in our share of customers switching current accounts from other banks.

Since we established Retail Markets, we have optimised our cost base and have used our full range of brands to address markets flexibly, focusing on the most appropriate products and channels in the light of prevailing market conditions.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL MARKETS

Net interest income grew by 5% to £2,296 million, fuelled by a 9% increase in average customer deposits, along with 8% growth in average lending. Average risk-weighted assets rose by only 2%, reflecting higher mortgage lending and securitisations. Net interest margin was slightly lower, partly as a result of the business mix impact of higher mortgage lending.

Average mortgage balances grew by 10% over the comparable period last year, partly as a result of strong growth from First Active UK during 2005. In the first half of 2006 we focused primarily on our branch channels, and our offset mortgage product again performed strongly. Intermediaries are an important distribution channel for mortgage products in the UK and we are an active participant in this channel, although there can be significant swings in volumes based on competitive pricing. In the first half of 2006 we stepped back from this market since, at the prevailing pricing, we considered the risk-reward equation unattractive relative to other opportunities.

Our unsecured personal lending and credit card recruitment has, similarly, targeted lower-risk segments, including existing NatWest and RBS customers, with limited emphasis on acquisition through direct marketing.

We have invested in the development of our business banking franchise, recruiting more relationship managers and upgrading the technology platform that supports them. We have also extended our Businessline 24/7 telephony service for business customers. Average business lending grew steadily in the first half, while deposit growth has accelerated, with an increase in recruitment of business customers switching from other banks.

Non-interest income increased by 7% to £1,925 million, with excellent growth in bancassurance income and in investment fees from Wealth Management.

We kept costs under tight control, with total expenses growing by just 2% to £2,037 million. We have continued to invest to develop our businesses, including targeted spending on customer service improvements, the recruitment of more financial planning managers in bancassurance and further developments in Wealth Management’s key growth markets.

Impairment losses rose by 19% to £680 million. Mortgage arrears remain very low and small business credit quality remains stable. The increase in impairment losses relates to unsecured borrowing on personal loans and credit cards, reflecting strong growth in volumes in previous years. There has been a modest increase in arrears, but at a slower rate than the increase reported for the end of 2004 and beginning of 2005.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL MARKETS - RETAIL BANKING

	First half 2006 £m	First half 2005 £m	Full year 2005 £m
Net interest income	1,621	1,546	3,186
Non-interest income	1,145	1,082	2,258

Total income	2,766	2,628	5,444

Direct expenses
- staff costs	523	499	1,074
- other	153	161	338

	676	660	1,412

Insurance net claims	242	226	486

Contribution before impairment losses	1,848	1,742	3,546
Impairment losses	360	295	601

Contribution	1,488	1,447	2,945
Allocation of Manufacturing costs	624	605	1,241

Operating profit	864	842	1,704

	£bn	£bn	£bn
Total banking assets	77.3	75.8	77.1
Loans and advances to customers - gross
- mortgages	47.2	46.5	47.3
- personal	13.9	13.6	13.7
- business	16.6	16.1	16.3
Customer deposits*	80.6	73.8	77.1
Risk-weighted assets	52.4	53.3	54.0

*	customer deposits exclude bancassurance.

Retail Banking achieved 5% growth in total income to £2,766 million and operating profit was up by 3% to £864 million. Contribution was up 3% to £1,488 million, reflecting a good performance in savings and investment products combined with effective cost control. Contribution before impairment losses increased by 6% to £1,848 million.

Overall customer numbers have increased, and our personal current accounts have grown by 262,000 (2%) over the last 12 months. Good service quality has also helped us to achieve strong growth in our share of customers switching current accounts from other banks. Bancassurance performed strongly with Annualised Premium Equivalent almost doubling to £138 million. During the first half of 2006, we made further progress in improving customer service. Among the high street banks, The Royal Bank of Scotland remains in first place with NatWest in joint second place for customers who rate themselves “extremely satisfied”, which is central to driving further sales and recommendations.

As highlighted at the end of 2005, we have focused on sales of savings and investment products against the backdrop of slowing consumer borrowing.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL MARKETS - RETAIL BANKING (continued)

Net interest income increased by 5% to £1,621 million. Average customer deposits were up 9%, with good growth in personal savings balances and in business deposits. Average loans and advances grew by 4%, reflecting growth in mortgages and business lending. Average mortgage lending through our NatWest and RBS branches grew by 9%, and our offset mortgage product now accounts for more than a third of new business through this channel. NatWest and RBS have written much lower volumes in the intermediary market during the first half of 2006, since pricing has been unattractive. Average personal unsecured lending was up by 1% over the year, but 1% lower than during the second half of 2005, reflecting the slower UK consumer credit market.

Net interest margin was stable and broadly in line with both the first half of 2005 and the full year, helped by a slower pace of growth in mortgage lending and the strong growth in deposit balances.

Non-interest income rose by 6% to £1,145 million, principally as a result of a strong performance in investment products including bancassurance. Recruitment of additional financial planning managers has supported our strong performance in the full spectrum of savings and investment products. Our attractive range of guaranteed capital investment bonds has performed particularly strongly. Fee income from core personal and small business banking services continued to grow in line with overall business volumes, and we made good progress in our private banking and investment businesses.

Total expense growth was contained to 3%, despite investments for future growth. Staff costs increased by 5% to £523 million as a result of continued investment in customer service and expansion of our bancassurance and investment businesses. We continue to make efficiency gains, resulting in a 5% decrease in other costs to £153 million.

Net claims in bancassurance were £242 million compared with £226 million in the first half of 2005, reflecting increases in liabilities to policyholders.

Impairment losses rose by 22% to £360 million. Mortgage arrears remain very low - the average loan-to-value ratio of Retail Banking’s mortgages was 46% overall and 60% on new mortgages written in the first half of 2006. Small business credit quality remains stable. The increase in arrears principally relates to unsecured personal lending, reflecting strong growth in volumes in previous years. Arrears on loans granted over recent years are currently showing signs of greater stability, but are continuing to rise on older loans. We continue to monitor the arrears situation carefully.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL MARKETS - DIRECT CHANNELS

	First half 2006 £m	First half 2005 £m	Full year 2005 £m
Net interest income	436	425	882
Non-interest income	558	533	1,084

Total income	994	958	1,966

Direct expenses
- staff costs	125	117	234
- other	193	218	370

	318	335	604

Contribution before impairment losses	676	623	1,362
Impairment losses	318	278	571

Contribution	358	345	791
Allocation of Manufacturing costs	139	134	276

Operating profit	219	211	515

	£bn	£bn	£bn
Total assets	28.0	25.7	27.2
Loans and advances to customers - gross
- mortgages	14.9	12.0	13.8
- cards	9.2	9.1	9.5
- other	4.0	4.3	4.0
Customer deposits	2.6	2.7	2.7
Risk-weighted assets	20.9	22.0	20.5

Total income rose by 4% to £994 million and operating profit was also up 4% to £219 million. With rigorous cost control helping to offset higher impairment losses, contribution increased by 4% to £358 million. Contribution before impairment losses increased by 9% to £676 million.

Against the background of much slower growth in UK consumer credit markets, Direct Channels continued to grow its credit card portfolio in lower risk segments, with customer recruitment focused on our core brands. Our credit card account base has grown by 321,000, 3%, since June 2005. First Active UK has continued to add mortgage customers although at a slower pace than in the second half of 2005.

Our merchant acquiring businesses performed well, with customer numbers up 4%, and our commercial cards business also made good progress, increasing balances by 18%.

Net interest income rose by 3% to £436 million. Average loans and advances rose by 17%, reflecting higher mortgage balances at First Active UK and The One account in the first half, despite reduced volumes in the intermediary mortgage channel and a reduction in average unsecured loan balances. Net interest margin narrowed, principally because of the increased proportion of low risk mortgage lending in our business mix.

Non-interest income was 5% higher at £558 million, as a result of good volumes in our acquiring businesses, as well as increased income from balance transfer fees. Income also benefited from continued growth in Tesco Personal Finance’s ATM estate.

Stringent cost control led to a 3% reduction in total expenses to £457 million.

Impairment losses were 14% higher at £318 million, reflecting growth in unsecured lending on credit cards in previous years. There has been a modest further increase in arrears, but at a much slower rate than the increase reported for the end of 2004 and the beginning of 2005.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL MARKETS - WEALTH MANAGEMENT

	First half 2006 £m	First half 2005 £m	Full year 2005 £m
Net interest income	239	214	442
Non-interest income	222	180	372

Total income	461	394	814

Direct expenses
- staff costs	143	127	258
- other	68	62	133

	211	189	391

Contribution before impairment losses	250	205	423
Impairment losses/(recoveries)	2	(3)	13

Contribution	248	208	410
Allocation of Manufacturing costs	69	67	138

Operating profit	179	141	272

	£bn	£bn	£bn
Loans and advances to customers - gross	8.5	7.5	7.8
Investment management assets - excluding deposits	26.0	23.1	25.4
Customer deposits	26.4	24.1	25.5
Risk-weighted assets	6.6	6.1	6.1

Wealth Management performed strongly in the first half of 2006 with total income rising by 17% to £461 million and operating profit by 27% to £179 million. Contribution grew by 19% to £248 million. Increased revenue has been driven primarily by good organic growth and by strategic investment in our key markets.

Net interest income rose by 12% to £239 million, driven by continued strong growth in banking volumes. Average lending was up by 14% and average customer deposits rose by 12%, with net interest margin maintained at the same level as in 2005.

Non-interest income grew by 23% to £222 million, reflecting a strong increase in market-driven investment management fees and performance fees, and strong new business volumes, particularly in the UK. Assets under management at the end of June were £26.0 billion, a year on year increase of 13%.

Total expenses rose by 9% to £280 million as a result of continued investment in our key growth markets, particularly in Asia, as well as higher performance-related remuneration.

Impairment losses totalled £2 million, compared with the net release of £3 million recorded in the first half of 2005.

THE ROYAL BANK OF SCOTLAND GROUP plc

ULSTER BANK

	First half 2006 £m	First half 2005 £m	Full year 2005 £m
Net interest income	363	306	655
Non-interest income	108	102	203

Total income	471	408	858

Direct expenses
- staff costs	107	90	191
- other	41	35	79

	148	125	270

Contribution before impairment losses	323	283	588
Impairment losses	37	30	58

Contribution	286	253	530
Allocation of Manufacturing costs	104	101	207

Operating profit	182	152	323

Average exchange rate - €/£	1.456	1.458	1.463

	£bn	£bn	£bn
Total assets	40.4	30.3	35.9
Loans and advances to customers - gross
- mortgages	14.2	11.3	13.2
- corporate	16.8	12.6	14.2
- other	1.5	1.0	0.8
Customer deposits	17.6	14.0	15.9
Risk-weighted assets	26.3	20.2	22.4

Spot exchange rate - €/£	1.446	1.482	1.457

Ulster Bank maintained its strong growth record, with total income increasing by 15% to £471 million and operating profit by 20% to £182 million. Contribution grew by 13% to £286 million.

Net interest income increased by 19% to £363 million. Average loans and advances grew by 27%, while average customer deposits also showed good growth, rising by 21%. Good progress was made in mortgages, where average loans and advances rose by 30%, and in business lending, where we achieved 23% growth in average lending. A lower net interest margin reflected changes in business mix and some competitive pressure on non-mortgage asset pricing.

Non-interest income rose by 6% to £108 million, reflecting good growth in investment products, card fees and sales of treasury products. Growth in non-interest income was limited by the successful introduction in both the Republic of Ireland and Northern Ireland of Ulster Bank’s new range of current accounts, which are free of transaction fees.

Total expenses increased by 12% to £252 million as we continued our investment programme to support the growth of the business. We have expanded our branch and business centre footprint and carried on with the branch improvement programme, upgrading 25 branches throughout Ireland during the first half of 2006. Branch improvements will continue this year and next. Ulster Bank is also continuing to install more ATMs in both the Republic of Ireland and Northern Ireland, where we now serve our customers through more than 1,000 ATMs. We are making good progress with the integration of Ulster Bank onto the Group’s IT platform.

Impairment losses rose by £7 million to £37 million, in line with recent growth in lending.

THE ROYAL BANK OF SCOTLAND GROUP plc

CITIZENS

	First half 2006 £m	First half 2005 £m	Full year 2005 £m	First half 2006 $m	First half 2005 $m	Full year 2005 $m
Net interest income	1,075	1,030	2,122	1,924	1,929	3,861
Non-interest income	611	526	1,142	1,094	986	2,079

Total income	1,686	1,556	3,264	3,018	2,915	5,940

Direct expenses
- staff costs	424	394	819	759	738	1,490
- other	379	351	739	677	658	1,344

	803	745	1,558	1,436	1,396	2,834

Contribution before impairment losses	883	811	1,706	1,582	1,519	3,106
Impairment losses	71	61	131	128	115	239

Operating profit	812	750	1,575	1,454	1,404	2,867

Average exchange rate - US$/£	1.790	1.874	1.820

	$bn	$bn	$bn
Total assets	164.2	152.6	158.8
Loans and advances to customers - gross
- mortgages	19.4	16.7	18.8
- other consumer	57.6	54.1	56.6
- corporate and commercial	32.2	28.6	29.2
Customer deposits	111.8	102.1	106.3
Risk-weighted assets	111.5	103.7	106.4

Spot exchange rate - US$/£	1.849	1.793	1.721

Citizens’ total income rose by 4% to $3,018 million and operating profit by 4% to $1,454 million. The stronger average US dollar exchange rate in the first half of 2006 meant that in sterling terms Citizens’ total income increased by 8% to £1,686 million while operating profit also rose by 8% to £812 million.

We grew our business customer base by 5% to 460,000, while co-operation between Citizens and Corporate Markets in the mid-market area continues to add new accounts. The number of credit card accounts rose by 23%. RBS Lynk, our merchant acquiring business, has significantly grown its customer base and now serves 17% more merchants than it did a year ago. We have also continued to expand our branch footprint, extending our supermarket banking franchise through a partnership agreement with Stop & Shop Supermarkets that will add 75 new in-store branches across New York State over the next three years.

Average loans and advances increased by 13%, with personal lending rising by 11% and business and corporate lending by 14% (excluding finance leases). We made good progress in our credit cards business while maintaining credit quality. Average customer deposits increased by 5%, but as interest rates have risen, personal and business customers have moved balances from liquid savings to higher cost deposits. The further flattening of the US yield curve and its impact on customer behaviour has led to margin compression, offsetting the good volumes of loans and deposits and leaving net interest income flat at $1,924 million.

THE ROYAL BANK OF SCOTLAND GROUP plc

CITIZENS (continued)

Non-interest income rose by 11% to $1,094 million, benefiting from higher core banking fee income, card fee income and gains. Business and corporate fee income rose across the board, especially in foreign exchange, interest rate derivatives and cash management.

Total expenses were up 3% to $1,436 million, as Citizens enhanced efficiency while supporting higher business volumes and investing for future growth, in areas such as mid-corporates, asset finance, credit cards and merchant acquiring, as well as in the core branch network.

Impairment losses increased by 11% to $128 million, in line with recent asset growth. Credit quality overall remains strong, both in absolute terms and relative to our peer group. Our consumer portfolios have an average FICO score in excess of 700, and 95% of our consumer lending is secured.

THE ROYAL BANK OF SCOTLAND GROUP plc

RBS INSURANCE

	First half 2006 £m	First half 2005 £m	Full year 2005 £m
Earned premiums	2,834	2,778	5,641
Reinsurers’ share	(105)	(133)	(246)

Insurance premium income	2,729	2,645	5,395
Net fees and commissions	(248)	(230)	(449)
Other income	280	261	543

Total income	2,761	2,676	5,489

Direct expenses
- staff costs	158	163	323
- other	188	182	413

	346	345	736

Gross claims	1,995	1,941	3,903
Reinsurers’ share	(33)	(45)	(76)

Net claims	1,962	1,896	3,827

Contribution	453	435	926

Allocation of Manufacturing costs	104	101	207

Operating profit	349	334	719

In-force policies (thousands)
- motor: UK	8,680	8,555	8,687
- motor: Continental Europe	2,018	1,772	1,862
- non-motor (including home, rescue, SMEs, pet, HR24): UK	11,027	*11,062	11,110

General insurance reserves - total (£m)	7,942	7,635	7,776

*	restated.

Total income rose by 3% to £2,761 million, with operating profit rising by 4% to £349 million. Contribution rose by 4% to £453 million.

Insurance premium income rose by 3% to £2,729 million. In UK motor insurance, claims inflation has been greater than premium inflation for several years but, despite this, competition in pricing remains strong. Against this background, RBS Insurance has sought to maximise long term value by maintaining a disciplined approach to pricing and by concentrating on more profitable customers acquired through RBS Insurance’s direct brands. In Continental Europe, RBS Insurance grew its motor in-force policies across Spain, Italy and Germany by 14% to 2.0 million.

In non-motor insurance, the total number of in-force policies was broadly stable at 11.0 million. Within this total, our intermediary business achieved 11% growth in sales of commercial policies to SMEs, while in home insurance there was further attrition of some partner-branded books.

Net fees and commissions payable increased by 8% to £248 million, whilst other income rose by 7% to £280 million.

Total expenses rose by 1% to £450 million, with direct expenses held flat at £346 million. Staff costs were reduced through productivity improvements, while higher non-staff costs included increased marketing expenditure to support good growth in Continental Europe.

THE ROYAL BANK OF SCOTLAND GROUP plc

RBS INSURANCE (continued)

Net claims rose by 3% or £66 million to £1,962 million. The average UK motor claims cost increased by 5%.

The UK combined operating ratio for the first half, including Manufacturing costs, was 93.8%, against 93.3% in the first half of 2005.

THE ROYAL BANK OF SCOTLAND GROUP plc

MANUFACTURING

	First half 2006 £m	First half 2005 £m	Full year 2005 £m
Staff costs	368	365	722
Other costs	1,021	979	2,036

Total Manufacturing costs	1,389	1,344	2,758

Allocated to divisions	(1,389)	(1,344)	(2,758)

	—	—	—

Analysis of Manufacturing costs:
Group Technology	465	461	951
Group Purchasing and Property Operations	443	400	843
Customer Support and other operations	481	483	964

Total Manufacturing costs	1,389	1,344	2,758

Manufacturing’s costs increased by only 3% to £1,389 million as the division benefited from previous investments in efficiency programmes while supporting business growth and maintaining high levels of customer satisfaction. Staff costs were less than 1% higher, at £368 million.

Group Technology costs were less than 1% higher at £465 million, as we achieved significant improvements in efficiency while handling greater business volumes. Group Technology continued to make good progress with the integration of Ulster Bank onto the Group platform.

Group Purchasing and Property Operations costs increased by 11% to £443 million, reflecting the continuation of our branch network improvement programme and ongoing investment in our major operational centres, including Manchester and Glasgow.

Customer Support and other operations costs were slightly lower at £481 million. As in Group Technology, we achieved significant improvements in efficiency while supporting higher business volumes. We dispensed 10% more cash from our ATMs, for example, and processed more than one billion BACS payments, up 7% from the same period of 2005. We also handled 11% more personal deposit accounts and 2% more personal current accounts. At the same time we maintained our focus on meeting our customers’ needs, and our telephony centres continued to achieve market-leading customer satisfaction scores. The implementation of “lean manufacturing” approaches in our operational centres is delivering further improvements and efficiency.

THE ROYAL BANK OF SCOTLAND GROUP plc

CENTRAL ITEMS

	First half 2006 £m	First half 2005 £m	Full year 2005 £m
Funding costs	366	403	823
Departmental and corporate costs	284	214	563

	650	617	1,386
Allocation of Manufacturing costs	71	67	137

Total central items	721	684	1,523

Total central items increased by 5%, £37 million, to £721 million.

Funding costs were £37 million lower at £366 million, largely due to IFRS related volatility. The Group aims to hedge its economic risks. So as not to distort divisional results, volatility attributable to derivatives in economic hedges that do not meet the criteria in IFRS for hedge accounting is transferred to the Group’s central treasury function. This, together with the impact of hedge ineffectiveness under IFRS, resulted in a net credit of £31 million in the first half of 2006 compared with a net debit of £21 million in 2005.

Departmental and corporate costs at £284 million were £70 million or 33% higher than 2005. This is principally due to higher pension costs and regulatory projects such as Basel II.

THE ROYAL BANK OF SCOTLAND GROUP plc

AVERAGE BALANCE SHEET

	First half 2006			First half 2005
	Average Balance £m	Interest £m	Rate %	Average balance £m	Interest £m	Rate %
Assets
Treasury and other eligible bills	2,644	56	4.24	3,245	70	4.31
Loans and advances to banks	24,861	469	3.77	23,690	454	3.83
Loans and advances to customers	352,464	10,654	6.05	302,510	8,841	5.85
Debt securities	36,595	863	4.72	36,317	832	4.58

Interest-earning assets - banking business	416,564	12,042	5.78	365,762	10,197	5.58

Trading business	190,356			159,933
Non-interest-earning assets	201,145			176,838

Total assets	808,065			702,533

Liabilities
Deposits by banks	66,242	1,250	3.77	58,901	934	3.17
Customer accounts	251,274	4,184	3.33	216,637	3,144	2.90
Debt securities in issue	79,460	1,774	4.47	68,387	1,227	3.59
Subordinated liabilities	26,243	651	4.96	26,935	644	4.78
Internal funding of trading business	(47,355)	(917)	3.87	(37,151)	(516)	2.78

Interest-bearing liabilities
-banking business	375,864	6,942	3.69	333,709	5,433	3.26

Trading business	191,913			159,883
Non-interest-bearing liabilities
- demand deposits	29,370			29,090
- other liabilities	174,963			148,003
Shareholders’ equity	35,955			31,848

Total liabilities	808,065			702,533

Notes:

1.	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

2.	Interest-earning assets and interest-bearing liabilities exclude the Retail bancassurance assets and liabilities, in view of their distinct nature. As a result, interest income has been adjusted by £30 million (2005 - £30 million).

3.	Changes in the fair value of interest-bearing financial instruments designated as at fair value through profit or loss are recorded in other operating income in the consolidated income statement. For the purposes of the average balance sheet, interest income of £107 million (2005 - £103 million) and interest expense of £231 million (2005 - £155 million) have been recorded on these instruments and average balances adjusted accordingly.

THE ROYAL BANK OF SCOTLAND GROUP plc

AVERAGE INTEREST RATES, YIELDS, SPREADS AND MARGINS

Average rate	First half 2006%	First half 2005%
The Group’s base rate	4.50	4.75
London inter-bank three month offered rates:

- Sterling	4.64	4.91
- Eurodollar	4.99	3.06
- Euro	2.75	2.13

	First half 2006%	First half 2005%
Yields, spreads and margins of the banking business:
Gross yield on interest-earning assets of banking business	5.78	5.58
Cost of interest-bearing liabilities of banking business	(3.69)	(3.26)

Interest spread of banking business	2.09	2.32
Benefit from interest-free funds	0.36	0.28

Net interest margin of banking business	2.45	2.60

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE HALF YEAR ENDED 30 JUNE 2006 (unaudited)

In the income statement below, net gain on sale of strategic investments and subsidiaries, amortisation of purchased intangible assets and integration costs are included in other non-interest income and operating expenses as appropriate.

	First half 2006 £m		First half 2005 £m		Full year 2005 £m
Interest receivable	11,905		10,064		21,331
Interest payable	6,711		5,278		11,413

Net interest income	5,194		4,786		9,918

Fees and commissions receivable	3,543		3,262		6,750
Fees and commissions payable	(985)		(909)		(1,841)
Income from trading activities	1,453		1,222		2,343
Other operating income (excluding insurance premium income)	1,457		1,264		2,953
Insurance premium income	3,112		2,956		6,076
Reinsurers’ share	(132)		(127)		(297)

Non-interest income	8,448		7,668		15,984

Total income	13,642		12,454		25,902
Staff costs	3,233		2,872		5,992
Premises and equipment	668		643		1,313
Other administrative expenses	1,286		1,362		2,816
Depreciation and amortisation	853		931		1,825
Operating expenses*	6,040		5,808		11,946

Profit before other operating charges and impairment losses	7,602		6,646		13,956
Insurance claims	2,244		2,162		4,413
Reinsurers’ share	(40)		(40)		(100)

Impairment losses	887		847		1,707

Operating profit before tax	4,511		3,677		7,936
Tax	1,387		1,092		2,378

Profit for the period	3,124		2,585		5,558
Minority interests	55		34		57
Preference dividends	91		25		109

Profit attributable to ordinary shareholders	2,978		2,526		5,392

Basic earnings per ordinary share (Note 4)	93.1	p	79.5	p	169.4	p

Diluted earnings per ordinary share (Note 4)	92.5	p	79.0	p	168.3	p

	£m		£m		£m
* Operating expenses include:
Integration costs:
Administrative expenses	41		137		318
Depreciation and amortisation	2		144		140

	43		281		458
Amortisation of purchased intangible assets	49		42		97

	92		323		555

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED BALANCE SHEET

AT 30 JUNE 2006 (unaudited)

	30 June 2006 £m	31 December 2005 £m	30 June 2005 £m
Assets
Cash and balances at central banks	3,760	4,759	3,419
Treasury and other eligible bills	6,499	5,538	7,783
Loans and advances to banks	74,887	70,587	62,164
Loans and advances to customers	431,296	417,226	406,058
Debt securities	129,389	120,965	106,412
Equity shares	12,919	9,301	6,857
Intangible assets	19,380	19,932	19,722
Property, plant and equipment	18,311	18,053	17,369
Settlement balances	14,789	6,005	12,853
Derivatives	117,897	95,663	107,475
Prepayments, accrued income and other assets	10,212	8,798	7,802

Total assets	839,339	776,827	757,914

Liabilities
Deposits by banks	118,617	110,407	108,126
Customer accounts	368,601	342,867	330,160
Debt securities in issue	85,823	90,420	76,555
Settlement balances and short positions	48,832	43,988	49,550
Derivatives	119,757	96,438	106,703
Accruals, deferred income and other liabilities	14,818	14,247	12,805
Retirement benefit liabilities	3,742	3,735	2,951
Deferred taxation liabilities	2,294	1,695	1,843
Insurance liabilities	7,442	7,212	6,819
Subordinated liabilities	27,852	28,274	28,216

Total liabilities	797,778	739,283	723,728
Equity:
Minority interests	4,186	2,109	907
Shareholders’ equity*
Called up share capital	825	826	823
Reserves	36,550	34,609	32,456
Total equity	41,561	37,544	34,186

Total liabilities and equity	839,339	776,827	757,914

* Shareholders’ equity attributable to:

Ordinary shareholders	34,016	32,426	30,573
Preference shareholders	3,359	3,009	2,706

	37,375	35,435	33,279

THE ROYAL BANK OF SCOTLAND GROUP plc

OVERVIEW OF CONDENSED CONSOLIDATED BALANCE SHEET

Total assets of £839.3 billion at 30 June 2006 were up £62.5 billion, 8%, compared with 31 December 2005, reflecting business growth.

Treasury and other eligible bills increased by £1.0 billion, 17%, to £6.5 billion, reflecting trading activity.

Loans and advances to banks increased by £4.3 billion, 6%, to £74.9 billion. Growth in bank placings, up £4.9 billion, 17%, to £33.7 billion, were partially offset by a reduction in reverse repurchase agreements and stock borrowing (“reverse repos”), down £0.6 billion, 2% to £41.2 billion.

Loans and advances to customers were up £14.1 billion, 3%, to £431.3 billion. Within this, reverse repos decreased by 6%, £3.0 billion to £45.8 billion. Excluding reverse repos, lending rose by £17.1 billion, 5% to £385.5 billion reflecting organic growth across all divisions.

Debt securities increased by £8.4 billion, 7%, to £129.4 billion, principally due to increased trading book holdings in Corporate Markets.

Equity shares rose by £3.6 billion, 39%, to £12.9 billion, reflecting the increase in the fair value of available-for-sale securities, principally the investment in Bank of China following its successful IPO.

Intangible assets decreased by £0.6 billion, 3% to £19.4 billion due to exchange rate movements.

Property, plant and equipment were up £0.3 billion, 1% to £18.3 billion, mainly due to growth in investment properties and operating lease assets. Settlement balances rose £8.8 billion to £14.8 billion as a result of increased customer activity.

Derivatives, assets and liabilities, increased reflecting growth in trading volumes and the effects of interest and exchange rates.

Prepayments, accrued income and other assets were up £1.4 billion, 16% to £10.2 billion.

Deposits by banks rose by £8.2 billion, 7% to £118.6 billion to fund business growth. Increased repurchase agreements and stock lending (“repos”), up £11.6 billion, 24% to £59.5 billion were partially offset by lower inter-bank deposits, down £3.4 billion, 5% at £59.1 billion.

Customer accounts were up £25.7 billion, 8% at £368.6 billion. Within this, repos increased £8.2 billion, 17% to £56.9 billion. Excluding repos, deposits rose by £17.5 billion, 6%, to £311.7 billion with good growth in all divisions.

Debt securities in issue decreased by £4.6 billion, 5%, to £85.8 billion.

The increase in settlement balances and short positions, up £4.8 billion, 11%, to £48.8 billion, reflected growth in customer activity.

Accruals, deferred income and other liabilities increased £0.6 billion, 4% to £14.8 billion.

THE ROYAL BANK OF SCOTLAND GROUP plc

OVERVIEW OF CONDENSED CONSOLIDATED BALANCE SHEET (continued)

Subordinated liabilities were down £0.4 billion, 1% to £27.9 billion. The issue of £1.3 billion dated and £0.7 billion undated loan capital was offset by the redemption of £0.7 billion undated loan capital and £0.3 billion non-cumulative preference shares and the effect of exchange rates, £0.7 billion and other movements, £0.7 billion.

Deferred taxation liabilities rose by £0.6 billion, 35% to £2.3 billion largely reflecting the provision for tax on the uplift in the value of available-for-sale equity shares, primarily the investment in Bank of China.

Equity minority interests increased by £2.1 billion, 98% to £4.2 billion. The co-investors interest in the Group’s subsidiary that invested in Bank of China has increased £1.7 billion reflecting their share of the uplift in value of the investment. The remaining increase primarily arose from a restructuring of the life assurance joint venture with Aviva, following the repayment of an existing loan replaced by an equity investment. These restructurings have no effect on the Group’s regulatory capital position.

Shareholders’ equity increased by £1.9 billion, 5% to £37.4 billion. The profit for the period of £3.1 billion, issue of £0.3 billion non-cumulative fixed rate equity preference shares and £0.1 billion of ordinary shares in respect of the exercise of share options, and a £1.0 billion increase in available-for-sale reserves, mainly reflecting the Group’s share in the investment in Bank of China, were partly offset by the payment of the 2005 final ordinary dividend, £1.7 billion and preference dividends of £0.1 billion, together with £0.2 billion ordinary share buybacks and £0.6 billion resulting from movements in exchange rates.

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED STATEMENT OF RECOGNISED INCOME AND EXPENSE

FOR THE HALF YEAR ENDED 30 JUNE 2006 (unaudited)

	First half 2006 £m	First half 2005 £m	Full year 2005 £m
Available-for-sale investments
Net valuation gains taken direct to equity	3,187	343	35
Net profit taken to income on sales	(81)	(142)	(582)
Cash flow hedges
Net gains/(losses) taken direct to equity	145	(134)	(67)
Exchange differences on translation of foreign operations	(869)	478	842
Actuarial losses on defined benefit plans	—	—	(799)

Income/(expense) before tax on items recognised direct in equity	2,382	545	(571)
Tax on items recognised direct in equity	(454)	(20)	478

Net income/(expense) recognised direct in equity	1,928	525	(93)
Profit for the period	3,124	2,585	5,558

Total recognised income and expense for the period	5,052	3,110	5,465

Attributable to:
Equity holders of the parent	3,462	3,076	5,355
Minority interests	1,590	34	110

	5,052	3,110	5,465

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE HALF YEAR ENDED 30 JUNE 2006 (unaudited)

	First half 2006 £m	First half 2005 £m	Full year 2005 £m
	(Restated - Note 11)
Operating activities
Operating profit before tax	4,511	3,677	7,936
Adjustments for:
Depreciation and amortisation	853	931	1,825
Interest on subordinated liabilities	651	643	1,271
Charge for defined benefit pension schemes	267	218	462
Cash contribution to defined benefit pension schemes	(257)	(199)	(452)
Other non-cash items	1,188	(1,159)	(4,472)

Net cash inflow from trading activities	7,213	4,111	6,570
Changes in operating assets and liabilities	(1,893)	(207)	(519)

Net cash flows from operating activities before tax	5,320	3,904	6,051
Income taxes paid	(943)	(751)	(1,911)

Net cash flows from operating activities	4,377	3,153	4,140

Investing activities
Sale and maturity of securities	14,729	19,542	39,472
Purchase of securities	(11,911)	(21,823)	(39,196)
Sale of property, plant and equipment	808	1,499	2,220
Purchase of property, plant and equipment	(1,936)	(2,493)	(4,812)
Net investment in business interests and intangible assets	(108)	(86)	(296)

Net cash flows from investing activities	1,582	(3,361)	(2,612)

Financing activities
Issue of ordinary shares	98	89	163
Issue of equity preference shares	350	1,343	1,649
Issue of subordinated liabilities	1,990	723	1,234
Proceeds of minority interests acquired	528	124	1,264
Costs of minority interests redeemed	—	(2)	(121)
Redemption of ordinary shares	(201)	—	—
Repayments of subordinated liabilities	(962)	(1,155)	(1,553)
Dividends paid	(1,831)	(1,293)	(2,007)
Interest on subordinated liabilities	(678)	(687)	(1,332)

Net cash flows from financing activities	(706)	(858)	(703)

Effects of exchange rate changes on cash and cash equivalents	(1,354)	465	1,703
Net increase in cash and cash equivalents	3,899	(601)	2,528
Cash and cash equivalents at beginning of period	52,549	50,021	50,021

Cash and cash equivalents at end of period	56,448	49,420	52,549

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES

1.	Accounting policies

There have been no changes to the Group’s principal accounting policies as set out on pages 136 to 142 of the 2005 Report and Accounts.

2.	Loan impairment provisions

Operating profit is stated after charging loan impairment losses of £889 million (2005 - £842 million). The balance sheet loan impairment provisions increased in the half year ended 30 June 2006 from £3,887 million to £4,038 million, and the movements thereon were:

	First half 2006 £m	First half 2005 £m
At 1 January	3,887	4,145
Currency translation and other adjustments	(34)	24
Amounts written-off	(737)	(905)
Recoveries of amounts previously written-off	96	84
Charge to the income statement	889	842
Unwind of discount	(63)	(74)

At 30 June	4,038	4,116

The provision at 30 June 2006 includes provision against loans and advances to banks of £3 million (31 December 2005 - £3 million; 30 June 2005 - £5 million).

3.	Taxation

The charge for taxation is summarised as follows:

	First half 2006 £m	First half 2005 £m	Full year 2005 £m
Tax on profit before intangibles amortisation and integration costs	1,415	1,194	2,486
Tax relief on intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries	(28)	(102)	(108)

	1,387	1,092	2,378

Overseas tax included above	615	433	946

It differs from the tax charge computed by applying the standard UK corporation tax rate of 30% as follows:

	First half 2006 £m	First half 2005 £m	Full year 2005 £m
Profit before tax	4,511	3,677	7,936

Expected tax charge	1,353	1,103	2,381
Non-deductible items	113	89	309
Non-taxable items	(44)	(61)	(166)
Foreign profits taxed at other rates	33	51	77
Other	(68)	(90)	(223)

Actual tax charge	1,387	1,092	2,378

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

4.	Earnings per share

Earnings per share have been calculated based on the following:

	First half 2006 £m	First half 2005 £m	Full year 2005 £m
Earnings
Profit attributable to ordinary shareholders	2,978	2,526	5,392
Add back finance cost on dilutive convertible securities	33	40	65

Diluted earnings attributable to ordinary shareholders	3,011	2,566	5,457

Number of shares - millions
Weighted average number of ordinary shares
In issue during the period	3,197	3,177	3,183
Effect of dilutive share options and convertible securities	58	72	60

Diluted weighted average number of ordinary shares in issue during the period	3,255	3,249	3,243

Basic earnings per share	93.1p	79.5p	169.4p
Intangibles amortisation	1.1p	0.9p	2.0p
Integration costs	1.0p	6.1p	9.9p
Net gain on sale of strategic investments and subsidiaries	—	—	(5.4p	)

Adjusted earnings per share	95.2p	86.5p	175.9p

Diluted earnings per share	92.5p	79.0p	168.3p

Adjusted diluted earnings per share	94.5p	85.8p	174.7p

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

5.	Segmental analysis

The revenues for each division in the table below are gross of intra-group transactions.

Total revenue	First half 2006 £m	First half 2005 £m	Full year 2005 £m
Corporate Markets
- Global Banking &	8,567	6,059	12,088
Markets
- UK Corporate Banking	2,812	2,927	6,270
Retail Markets
- Retail Banking	4,271	4,134	8,430
- Direct Channels	2,028	1,875	3,934
- Wealth Management	1,252	996	1,999
Ulster Bank	1,126	824	1,788
Citizens	2,897	2,239	4,882
RBS Insurance	3,150	3,064	6,261
Manufacturing	18	38	60
Central items	3,449	2,533	5,165
Elimination of intra-group transactions	(8,100)	(5,921)	(11,757)

	21,470	18,768	39,120
Disposal of strategic investments and subsidiaries	—	—	333

	21,470	18,768	39,453

	First half 2006 £m	First half 2005 £m	Full year 2005 £m
Operating profit before tax
Corporate Markets
- Global Banking & Markets	1,812	1,456	3,033
- UK Corporate Banking	907	798	1,633
Total Corporate Markets	2,719	2,254	4,666
Retail Markets
- Retail Banking	864	842	1,704
- Direct Channels	219	211	515
- Wealth Management	179	141	272
Total Retail Markets	1,262	1,194	2,491
Ulster Bank	182	152	323
Citizens	812	750	1,575
RBS Insurance	349	334	719
Manufacturing	—	—	—
Central items	(721)	(684)	(1,523)

	4,603	4,000	8,251
Amortisation of purchased intangible assets	(49)	(42)	(97)
Integration costs	(43)	(281)	(458)
Net gain on sale of strategic investments and subsidiaries	—	—	240

	4,511	3,677	7,936

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

6.	Dividend

During the period a dividend of 53.1p per ordinary share (2005 - 41.2p) in respect of the final dividend for 2005 was paid to ordinary shareholders, making 72.5p per ordinary share for the year as a whole. In line with our usual policy the directors have declared an interim dividend for 2006 representing one third of 2005’s total dividend. This interim dividend of 24.2p per ordinary share will be paid on 6 October 2006 to shareholders registered on 18 August 2006.

7.	Analysis of repurchase agreements

	30 June 2006 £m	31 December 2005 £m	30 June 2005 £m
Reverse repurchase agreements and stock borrowing
Loans and advances to banks	41,159	41,804	31,294
Loans and advances to customers	45,813	48,887	54,792

Repurchase agreements and stock lending
Deposits by banks	59,531	47,905	41,316
Customer accounts	56,915	48,754	50,520

8.	Litigation

Proceedings, including a consolidated class action, have been brought in the United States against a large number of defendants, including the Group, following the collapse of Enron. The claims against the Group could be significant but are largely unquantified. The Group considers that it has substantial and credible legal and factual defences to these claims and it continues to defend them vigorously. A court ordered mediation commenced in September 2003 but no material progress has been made towards a resolution of the claims, although a number of other defendants have reached settlements in the principal class action. The Group is unable reliably to estimate the possible loss in relation to these matters or the effect that the possible loss might have on the Group’s consolidated net assets or its operating results or cashflows in any particular period. In addition, pursuant to requests received from the US Securities and Exchange Commission and the Department of Justice, the Group has provided copies of Enron-related materials to these authorities and has co-operated fully with them. Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, is satisfied that the outcome of these other claims and proceedings will not have a material adverse effect on its consolidated net assets, operating results or cash flows in any particular period.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

9.	Analysis of consolidated equity

	First half 2006 £m	First half 2005 £m	Full year 2005 £m
Called-up share capital At beginning of period	826	822	822
Implementation of IAS 32 on 1 January 2005	—	(2)	(2)
Shares issued during the period	2	3	6
Shares redeemed during the period	(3)	—	—

At end of period	825	823	826

Share premium account
At beginning of period	11,777	12,964	12,964
Implementation of IAS 32 on 1 January 2005	—	(3,159)	(3,159)
Shares issued during the period	446	1,494	1,972
Redemption of preference shares classified as debt	271	—	—
Other movements	—	4	—

At end of period	12,494	11,303	11,777

Merger reserve
At beginning and end of period	10,881	10,881	10,881

Available-for-sale reserves
At beginning of period	(73)	—	—
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	289	289
Net change	2,703	141	(362)
Attributable to minority interests	(1,712)	—	—

At end of period	918	430	(73)

Cash flow hedging reserve
At beginning of period	59	—	—
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	67	67
Net change	78	(94)	(8)

At end of period	137	(27)	59

Foreign exchange reserve
At beginning of period	469	(320)	(320)
Retranslation of net assets, net of related hedges	(676)	478	789

At end of period	(207)	158	469

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

9.	Analysis of consolidated equity (continued)

	First half 2006 £m	First half 2005 £m	Full year 2005 £m
Other reserves
At beginning of period	150	150	150
Shares redeemed during the period	3	—	—
Movement in own shares held	1	—	—

At end of period	154	150	150

Retained earnings
At beginning of period	11,346	9,408	9,408
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	(1,078)	(1,078)
Profit attributable to ordinary and equity preference shareholders	3,069	2,551	5,501
Ordinary dividends paid	(1,699)	(1,310)	(1,927)
Equity preference dividends paid	(91)	(25)	(109)
Redemption of ordinary shares	(201)	—	—
Redemption of preference shares classified as debt	(271)	—	—
Actuarial losses recognised in post-retirement benefit schemes, net of tax	—	—	(561)
Share-based payments	20	15	112

At end of period	12,173	9,561	11,346

Shareholders’ equity at end of period	37,375	33,279	35,435

Minority interests
At beginning of period	2,109	3,492	3,492
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	(2,541)	(2,541)
Currency translation adjustments and other movements	(177)	—	53
Profit for the period	55	34	57
Dividends paid	(41)	(23)	(95)
Net movement in available-for-sale reserves	1,712	—	—
Equity raised	528	69	1,264
Equity withdrawn	—	(124)	(121)

At end of period	4,186	907	2,109

Total equity at end of period	41,561	34,186	37,544

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

10.	Analysis of contingent liabilities and commitments

	30 June 2006 £m	31 December 2005 £m	30 June 2005 £m
Contingent liabilities
Guarantees and assets pledged as collateral Security	13,235	12,253	11,710
Other contingent Liabilities	6,573	6,394	5,671

	19,808	18,647	17,381

Commitments
Undrawn formal standby facilities, credit lines and other commitments to Lend	219,391	203,021	201,886
Other commitments	2,855	3,529	3,398

	222,246	206,550	205,284

Total contingent liabilities and commitments	242,054	225,197	222,665

11.	Cash flow statement

Two line items in the 2005 full year cash flow statement have been amended as set out below. No other caption is affected and the amount of cash and cash equivalents is unchanged.

	2005		2004
	As reported £m	Revised £m	As reported £m	Revised £m
Other non-cash items	338	(4,472)	(767)	1,839

Effects of foreign exchange rate changes on cash and cash equivalents	(3,107)	1,703	1,686	(920)

12.	Filings with the US Securities and Exchange Commission (SEC)

A report on Form 6-K will be filed with the SEC in the United States.

The income statement presented in the Form 6-K will be the condensed consolidated income statement as set out on page 32 of this announcement, which includes purchased intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries in operating expenses and non-interest income as appropriate. The financial review included in the Form 6-K will be based on this income statement.

The Group will also be filing with the SEC an amended report on Form 20-F for 2005 reflecting the revisions to the 2005 and 2004 cash flow statements shown in note 11.

13.	Statutory accounts

Financial information contained in this document does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 (“the Act”). The statutory accounts for the year ended 31 December 2005 have been filed with the Registrar of Companies and have been reported on by the auditors under section 235 of the Act. The report of the auditors was unqualified and did not contain a statement under section 237(2) or (3) of the Act.

14.	Auditor’s review

The interim results have been reviewed by the Group’s auditors, Deloitte & Touche LLP, and their review report is set out on page 52.

15.	Date of approval

This announcement was approved by the Board of directors on 3 August 2006.

THE ROYAL BANK OF SCOTLAND GROUP plc

ANALYSIS OF INCOME, EXPENSES AND IMPAIRMENT LOSSES

	First half 2006 £m	First half 2005 £m	Full year 2005 £m
Non-interest income
Fees and commissions receivable	3,543	3,262	6,750
Fees and commissions payable
- banking	(733)	(678)	(1,378)
- insurance related	(252)	(231)	(463)

Net fees and commissions	2,558	2,353	4,909

Foreign exchange	286	264	683
Securities	680	574	1,062
Interest rate derivatives	487	384	598

Income from trading activities	1,453	1,222	2,343

Rental income (gross, excluding funding costs)	884	810	1,688
Net gains on available-for-sale securities	148	214	347
Dividend income	47	54	108

Profit on sale of properties	102	41	91
Net gains on financial assets and liabilities designated as at fair value through profit or loss (excluding bancassurance)	29	(45)	61
Other income	247	190	325

Other operating income	1,457	1,264	2,620

Non-interest income (excluding insurance premiums)	5,468	4,839	9,872

Insurance net premium income	2,980	2,829	5,779

Total non-interest income	8,448	7,668	15,651

Staff costs
- wages, salaries and other staff costs	2,725	2,412	4,985
- social security costs	203	178	353
- pension costs	290	244	506
Premises and equipment	660	633	1,274
Other	1,268	1,273	2,592

Administrative expenses	5,146	4,740	9,710

Depreciation and amortisation
- operating lease depreciation	403	389	805
- other depreciation and amortisation	399	356	783

	5,948	5,485	11,298

General insurance	1,958	1,889	3,815
Bancassurance	246	233	498

Insurance net claims	2,204	2,122	4,313

Loan impairment losses	889	842	1,703
Impairment losses against available-for-sale securities	(2)	5	4

Impairment losses	887	847	1,707

Note: the data above excludes net gain on sale of strategic investments and subsidiaries, amortisation of purchased intangibles and integration costs.

THE ROYAL BANK OF SCOTLAND GROUP plc

REGULATORY RATIOS

Capital base	30 June 2006 £m	31 December 2005 £m	30 June 2005 £m
Ordinary shareholders’ funds and minority interests less intangibles	19,232	18,196	14,667
Preference shares and tax deductible securities	9,892	10,022	9,353

Tier 1 capital	29,124	28,218	24,020
Tier 2 capital	26,674	22,437	23,054

	55,798	50,655	47,074
Less: Supervisory deductions	(10,111)	(7,282)	(5,356)

	45,687	43,373	41,718

Risk-weighted assets
Banking book
- on-balance sheet	313,800	303,300	294,300
- off-balance sheet	52,800	51,500	51,400
Trading book	18,900	16,200	20,200

	385,500	371,000	365,900

Risk asset ratio
- tier 1	7.6%	7.6%	6.6%
- total	11.9%	11.7%	11.4%

Composition of capital Tier 1
Shareholders’ funds	37,375	35,435	33,279
Minority interests and preference shares	4,186	2,109	907
Innovative tier 1 securities	5,148	5,746	5,592
Unrealised gains in available-for-sale equity securities	(3,106)	(130)	(294)
Goodwill and other intangible assets	(19,380)	(19,932)	(19,722)
Regulatory and other adjustments	4,901	4,990	4,258

Total qualifying tier 1 capital	29,124	28,218	24,020

Tier 2
Unrealised gains in available-for-sale equity securities	3,106	130	294
Collective impairment losses, net of taxes	2,361	2,169	2,391
Qualifying subordinated liabilities	26,313	25,806	25,885
Less: innovative tier 1 securities and preference shares	(5,148)	(5,746)	(5,592)
Minority and other interests in tier 2 capital	42	78	76

Total qualifying tier 2 capital	26,674	22,437	23,054

Supervisory deductions Unconsolidated investments	3,617	3,958	3,777
Investments in other banks	4,594	1,789	911
Other deductions	1,900	1,535	668

	10,111	7,282	5,356

Total regulatory capital	45,687	43,373	41,718

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY

Analysis of loans and advances to customers

The following table analyses loans and advances to customers (including reverse repurchase agreements and stock borrowing) by industry.

	30 June 2006 £m	31 December 2005 £m	30 June 2005 £m
Central and local government	3,093	3,340	3,959
Finance	27,796	27,091	29,564
Individuals - home	66,800	65,286	62,818
Individuals - other	27,658	26,323	26,364
Other commercial and industrial comprising:
- Manufacturing	10,966	11,615	10,718
- Construction	7,574	7,274	7,358
- Service industries and business activities	42,905	40,687	40,250
- Agriculture, forestry and fishing	2,638	2,645	2,565
- Property	35,994	32,899	30,179
Finance leases and instalment credit	14,139	13,909	13,420
Interest accruals	1,155	1,250	1,184

	240,718	232,319	228,379
Overseas residents	57,380	52,234	50,094

Total UK offices	298,098	284,553	278,473

Overseas
US	86,769	90,606	92,815
Rest of the World	50,464	45,951	38,881

Total Overseas offices	137,233	136,557	131,696

Loans and advances to customers - gross	435,331	421,110	410,169
Loan impairment provisions	(4,035)	(3,884)	(4,111)

Total loans and advances to customers	431,296	417,226	406,058

Reverse repurchase agreements included in the analysis above:

Central and local government	—	1,011	566
Finance	18,717	18,604	19,473

	18,717	19,615	20,039
Overseas residents	14,654	14,237	13,465

Total UK offices	33,371	33,852	33,504
US	12,298	14,994	21,072
Rest of the World	144	41	216

Total	45,813	48,887	54,792

Loans and advances to customers excluding reverse repurchase agreements - net	385,483	368,339	351,266

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY (continued)

Risk elements in lending

The Group’s loan control and review procedures do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the Securities and Exchange Commission (‘SEC’) in the US. The following table shows the estimated amount of loans which would be reported using the SEC’s classifications. The figures are stated before deducting the value of security held or related provisions.

	30 June 2006 £m	31 December 2005 £m	30 June 2005 £m
Loans accounted for on a non-accrual basis (2):
- Domestic	5,461	4,977	4,704
- Foreign	809	949	1,016

	6,270	5,926	5,720

Accruing loans which are contractually overdue 90 days or more as to principal or interest (3):
- Domestic	7	2	8
- Foreign	30	7	50

	37	9	58

Loans not included above which are ‘troubled debt restructurings’ as defined by the SEC:
- Domestic	1	2	2
- Foreign	—	—	—

	1	2	2

Total risk elements in lending	6,308	5,937	5,780

Potential problem loans (4)
- Domestic	86	14	13
- Foreign	1	5	—

	87	19	13

Closing provisions for impairment as a % of total risk elements in lending and potential problem loans	63%	65%	71%

Risk elements in lending as a % of gross lending to customers excluding reverse repos	1.62%	1.60%	1.63%

Risk elements in lending and potential problem loans as a % of gross lending to customers excluding reverse repos	1.64%	1.60%	1.63%

1)	For the analysis above, ‘Domestic’ consists of the United Kingdom domestic transactions of the Group. ‘Foreign’ comprises the Group’s transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.
2)	All loans against which an impairment provision is held are reported in the non-accrual category.
3)	Loans where an impairment event has taken place but no impairment recognised. This category is used for over collateralised non-revolving credit facilities.
4)	Loans for which an impairment event has occurred but no impairment provision is necessary. This category is used for over-collateralised advances and revolving credit facilities where identification as 90 days overdue is not feasible.

THE ROYAL BANK OF SCOTLAND GROUP plc

MARKET RISK

The Group manages the market risk in its trading and treasury portfolios through its market risk management framework, which is based on value-at-risk (VaR) limits, together with, but not limited to, stress testing, scenario analysis, and position and sensitivity limits. VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at a given confidence level. The table below sets out the VaR for the Group, which assumes a 95% confidence level and a one-day time horizon. The VaR for the Group’s trading portfolios is segregated by type of market risk exposure, including idiosyncratic risk.

	Average £m	Period end £m	Maximum £m	Minimum £m
Trading VaR
Interest rate	8.9	9.0	15.0	5.7
Credit spread	12.5	13.4	14.1	10.4
Currency	2.0	2.4	3.3	1.0
Equity and commodity	1.2	1.3	4.3	0.6
Diversification effects		(11.6)
30 June 2006	13.1	14.5	16.2	10.4

31 December 2005	13.0	12.8	16.5	9.9

30 June 2005	13.2	13.8	16.1	9.9

Treasury VaR
30 June 2006	3.3	2.7	4.4	2.5

31 December 2005	4.0	3.5	5.8	2.8

30 June 2005	4.3	3.8	5.8	3.5

The Group’s VaR should be interpreted in light of the limitations of the methodologies used. These limitations include:

-	Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.

-	VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

-	VaR using a 95% confidence level does not reflect the extent of potential losses beyond that percentile.

-	The Group largely computes the VaR of the trading portfolios at the close of business and positions may change substantially during the course of the trading day. Controls are in place to limit the Group’s intra-day exposure such as the calculation of VaR for selected portfolios.

These limitations and the nature of the VaR measure mean that the Group cannot guarantee that losses will not exceed the VaR amounts indicated nor that losses in excess of the VaR amounts will not occur more frequently than once in 20 business days.

THE ROYAL BANK OF SCOTLAND GROUP plc

OTHER INFORMATION

	30 June 2006	31 December 2005	30 June 2005
Ordinary share price	£17.78	£17.55	£16.86
Number of ordinary shares in issue	3,192m	3,197m	3,182m
Market capitalisation	£56.8bn	£56.1bn	£53.7bn
Net asset value per ordinary share	£10.66	£10.14	£9.61
Employee numbers
Global Banking & Markets	7,800	7,400	9,300
UK Corporate Banking	8,500	8,400	8,200
Retail Banking	33,700	33,500	32,800
Direct Channels	7,100	6,900	7,100
Wealth Management	4,300	4,200	4,100
Ulster Bank	5,000	4,400	4,200
Citizens	23,400	24,400	25,500
RBS Insurance	18,500	19,400	20,300
Manufacturing	25,100	26,000	26,500
Centre	2,400	2,400	2,400

Group total	135,800	137,000	140,400

THE ROYAL BANK OF SCOTLAND GROUP plc

FORWARD-LOOKING STATEMENTS

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘should’, ‘intend’, ‘plan’, ‘probability’, ‘risk’, ‘Value-at-Risk (“VaR”)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on such expressions and sections such as ‘Group Chief Executive’s review’ and ‘Financial review’.

In particular, this document includes forward-looking statements relating, but not limited, to the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. Such statements are subject to risks and uncertainties. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; deflation; unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in UK and foreign laws, regulations and taxes; changes in competition and pricing environments; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this report, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

THE ROYAL BANK OF SCOTLAND GROUP plc

INDEPENDENT REVIEW REPORT TO THE ROYAL BANK OF SCOTLAND GROUP plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2006 which comprises the condensed consolidated income statement, the condensed consolidated balance sheet, the condensed consolidated statement of recognised income and expense, the condensed consolidated cash flow statement and related notes 1 to 15 (“the financial information”). We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The interim report, including the financial information, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.

Deloitte & Touche LLP

Chartered Accountants

Edinburgh

3 August 2006

THE ROYAL BANK OF SCOTLAND GROUP plc

RESTATEMENTS

Divisional results for 2005 have been restated to reflect transfers of businesses between divisions in the second half of 2005 and the first half of 2006. These changes do not affect the Group’s results.

In the second half of 2005 the Group adopted the amendment to IAS 39 ‘The Fair Value Option’ issued by the IASB in June 2005 with effect from 1 January 2005. The results for the first half of 2005 have been restated. This restatement reduces Group profit and the Centre by £11 million for the half year ended 30 June 2005.

	Half year ended 30 June 2005			Year ended 31 December 2005
	Previously reported £m	Transfers £m	Restated £m	Previously Reported £m	Transfers £m	Restated £m
Corporate Markets - See page 54
Retail
Banking
- Net interest income	1,542	4	1,546	3,175	11	3,186
- Non-interest income	1,079	3	1,082	—	—	—
- Staff costs	477	22	499	1,026	48	1,074
- Other costs	143	18	161	311	27	338
Contribution	1,480	(33)	1,447	3,009	(64)	2,945

Direct Channels
- Non-interest income	532	1	533	—	—	—
- Staff costs	129	(12)	117	230	4	234
- Other costs	225	(7)	218	375	(5)	370
Contribution	325	20	345	790	1	791

Wealth Management
- Other costs	—	—	—	135	(2)	133
Contribution	—	—	—	408	2	410

Ulster Bank
- Staff costs	91	(1)	90	—	—	—
- Other costs	36	(1)	35	—	—	—
Contribution	251	2	253	—	—	—

Citizens
- Net interest income	1,023	7	1,030	—	—	—
- Non-interest income	525	1	526	—	—	—
- Staff costs	390	4	394	—	—	—
- Other costs	348	3	351	—	—	—
Contribution	749	1	750	—	—	—

Manufacturing
- Staff costs	358	7	365	740	(18)	722
- Other costs	959	20	979	2,003	33	2,036
Contribution	(1,317)	(27)	(1,344)	(2,743)	(15)	(2,758)

Centre
- Funding costs	405	* (2)	403	810	13	823
- Department costs	249	(35)	214	658	(95)	563
Contribution	(654)	*37	(617)	(1,468)	82	(1,386)

*	includes £11 million relating to the adoption of fair value option under IAS 39.

THE ROYAL BANK OF SCOTLAND GROUP plc

RESTATEMENTS (continued)

The following tables show how the Global Banking & Markets and UK Corporate Banking figures have been computed from the previous Global Banking & Markets and Mid-Corporate and Commercial analysis. This takes into account the reorganisation of these segments, changes in the presentation of funding costs and transfers of businesses between Corporate Markets and other divisions.

	Half year ended 30 June 2005
	Previous analysis £m	Resegmentation £m	*Change in Presentation £m	Transfers £m	Restated £m
Global Banking
& Markets
- Net interest income	615	(80)	210	(12)	733
- Non-interest income	2,226	(25)	(210)	(1)	1,990
- Staff costs	722	20	—	(2)	740
- Other costs	189	(7)	—	(2)	180
- Impairment losses	85	5	—	—	90
Contribution	1,655	(123)	—	(9)	1,523

UK Corporate Banking
- Net interest income	852	80	23	—	955
- Non-interest income	615	25	(23)	(2)	615
- Staff costs	260	(20)	—	—	240
- Other costs	67	7	—	—	74
- Impairment losses	100	(5)	—	—	95
Contribution	879	123	—	(2)	1,000

	Year ended 31 December 2005
	Previous analysis £m	Resegmentation £m	*Change in presentation £m	Transfers £m	Restated £m
Global Banking & Markets
- Net interest income	1,200	(166)	452	—	1,486
- Non-interest income	4,598	(51)	(452)	1	4,096
- Staff costs	1,471	40	—	6	1,517
- Other costs	391	(35)	—	1	357
- Impairment losses	117	22	—	—	139
Contribution	3,421	(244)	—	(6)	3,171

UK Corporate Banking
- Net interest income	1,760	166	49	—	1,975
- Non-interest income	1,257	51	(49)	—	1,259
- Staff costs	529	(40)	—	—	489
- Other costs	132	35	—	—	167
- Impairment losses	218	(22)	—	—	196
Contribution	1,803	244	—	—	2,047

*	The change in presentation is in respect of funding costs relating to rental and other assets which have been netted against Income from rental assets and Other operating income in the presentation of Corporate Markets’ results only. These funding costs continue to be included in interest payable in computing the Group’s net interest margin.

THE ROYAL BANK OF SCOTLAND GROUP plc

FINANCIAL CALENDAR

2006 interim dividend payment	6 October 2006
2006 annual results announcement	1 March 2007
2006 final dividend payment	June 2007
2007 interim results announcement	August 2007

CONTACTS

Sir Fred Goodwin	Group Chief Executive	020 7672 0008
0131 523 2203

Guy Whittaker	Group Finance Director	020 7672 0003
0131 523 2028

Richard O’Connor	Head of Investor Relations	020 7672 1758

For media enquiries:

Howard Moody	Group Director, Communications	020 7672 1923
07768 033562

Carolyn McAdam	Head of Group Communications	020 7672 1914
07796 274968
3 August 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 4 August 2006

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell
Name:	H Campbell
Title:	Head of Group Secretariat